FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the "Agreement") dated as of May 22, 2009 by Tortoise Capital Advisors, L.L.C. (the " Advisor") and Tortoise Power and Energy Infrastructure Fund, Inc. (the “Company”).

WHEREAS, the Advisor has entered into an Investment Advisory Agreement, dated May 22, 2009, with the Company, which will become effective as of the close of the initial public offering of common shares of the Company, whereby the Advisor provides certain investment advisory services to the Company;

WHEREAS, the Advisor desires to enter into this Agreement covering the three year period beginning with the effective date of the Investment Advisory Agreement so that the fee waiver is considered in conjunction with the consideration of the Company's Investment Advisory Agreement;

WHEREAS, the Advisor understands and intends that the Company will rely on this Agreement in preparing a registration statement on Form N-2 and in accruing the expenses of the Company for purposes of calculating net asset value and for other purposes, and expressly permits the Company to do so; and

WHEREAS, the shareholders of the Company will benefit from the waiver by incurring lower Company operating expenses than they would absent such waivers.

NOW, THEREFORE, the Advisor agrees to waive (i) 0.15% of its 0.95% investment advisory fee for the first twelve-month period of such three-year period, thereby reducing the investment advisory fee to 0.80% of the Company's average monthly managed assets (as defined in the Investment Advisory Agreement) for such period; (ii) 0.10% of its 0.95% investment advisory fee for the second twelve-month period of such three-year period, thereby reducing the investment advisory fee to 0.85% of the Company's average monthly managed assets for such period; and (iii) 0.05% of its 0.95% investment advisory fee for the third twelve-month period of such three-year period, thereby reducing the investment advisory fee to 0.90% of the Company's average monthly managed assets for such period.

IN WITNESS WHEREOF, the Advisor and the Company have agreed to this Fee Waiver Agreement as of the day and year first above written.

TORTOISE CAPITAL ADVISORS, L.L.C.

By:	/s/ Terry C. Matlack
Name: Terry C. Matlack
Title: Managing Director

TORTOISE POWER AND ENERGY INFRASTRUCTURE FUND, INC.

By:	/s/ David J. Schulte
Name: David J. Schulte
Title: Chief Executive Officer